

Stacy M. Butterfield, CPA
Clerk of Courts & Comptroller
Polk County, Florida

Public Records Online

CASE INFORMATION

Printed as of 8/30/2016 by Public

Case Number: 2007CF00891801XXXX

Judge: JAMES A YANCEY   Section: F6

Parties

Party Type	Party Name	Attorney
DEFENDANT	WU JIAN	COLON GILBERTO JR
PLAINTIFF	STATE OF FLORIDA	

Dockets

Date	Action	Type	Pages	Sequence
11/28/2007	LDPD 07-90461 AGENCY REPORT #	AGRP	0	1
11/23/2007	DATE OF ARREST	IADA	0	2
11/23/2007	0728808 BOOKING NUMBER	IABK	0	3
11/23/2007	5302129814 OBTS NUMBER	IAOB	0	4
11/26/2007	AFFIDAVIT COMPLAINT FILED	IADD	0	5
11/26/2007	001 $1000.00 07003365 CABD CASH	IABD	0	6
11/26/2007	12/26/07 08:15 AM S6 ARRAIGNMENT HEARING	ARRG	0	7
11/27/2007	AFF OF INDIGENY-INCOMPLETE,REFUSED,DECLINED	AISU	0	8
11/27/2007	..	PWP	0	9
11/28/2007	COLON ,GILBERTO JR PRIVATE ATTY OF RECORD	PAA	0	10
11/28/2007	..	OMPP	0	11
11/28/2007	G COLON NOTICE APPEARANCE OF COUNSEL	NAPC	0	12
12/19/2007	001 NO BILL	PADD	0	13

Printed as of 8/30/2016 by Public

Case Number: 2007CF00891801XXXX

Judge: JAMES A YANCEY   Section: F6

Dockets

Date	Action	Type	Pages	Sequence
12/19/2007	..	OMPP	0	14
12/28/2007	FILE RETURNED 12/28/07 VOL:01	FINN	0	15
1/3/2008	REF CB 992.50 CK# 64745 SAF	FINA	0	16

No Hearing Data Available

No Bond Data Available

Financials

Receivables

Effective Date	Due Date	Fee Description	Fee Amount	Total Amount Due
		TOTAL		

No Payment Data Available

No Payment Plan Data Available

Polk County Clerk of Courts

Printed as of 8/30/2016 by Public

Case Number: **2007CF00891801XXXX**

Judge: **JAMES A YANCEY**   Section: **F6**

Dispositions

-------------Disposition-----------

Count 500

Phase	Description	Statute	Level	Degree	Status	Plea	Action	Date
Initial	GRAND THEFT OVER $300 LESS THAN $50	812.014.2C1 A	Felony	Third	Arrest			
Prosecution	GRAND THEFT OVER $300 LESS THAN $50	812.014.2C1 A	Felony	Third	Same		No Bill/Dropped/Abandoned	12/19/2007

No Reopen Data Available